UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO

Under the Securities Exchange Act of 1934
(Amendment No. __)

TRANSMERIDIAN EXPLORATION INCORPORATED

(Name of Subject Company (Issuer))

TRANS MERIDIAN INTERNATIONAL INC. – OFFEROR

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0006 per share

(Title of Class of Securities)

89376N 10 8

(CUSIP Number)

Lorrie T. Olivier
c/o Transmeridian Exploration Incorporated
5847 San Felipe., Suite 4300
Houston, Texas 77057

With a copy to:

Jonathan Cahn
Baker & McKenzie LLP
815 Connecticut Avenue NW
Washington DC 20006-4078

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Bidder)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

N/A	N/A

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	- 0 -	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☒

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lorrie T. Olivier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
12,302,225

	8.	Shared Voting Power
5,070,000

	9.	Sole Dispositive Power
12,302,225

	10.	Shared Dispositive Power
5,070,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person				17,372,225

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

14.6 percent

14.	Type of Reporting Person

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Olivier Family Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
12,302,225

	8.	Shared Voting Power
5,070,000

	9.	Sole Dispositive Power
12,302,225

	10.	Shared Dispositive Power
5,070,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person				17,372,225

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

14.6 percent

14.	Type of Reporting Person

OO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Olivier Family Interests Ltd. (formerly JMJC Investments, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
3,800,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
3,800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person				3,800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

3.3 percent

14.	Type of Reporting Person

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Colamer Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
600,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
600,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			600,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

0.5 percent

14.	Type of Reporting Person

PN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Greencove Holdings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
670,000

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
670,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			670,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

0.6 percent

14.	Type of Reporting Person

PN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89376N 10 8
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Trans Meridian International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	[ X ]
				(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				[ ]

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-

	8.	Shared Voting Power
-0-

	9.	Sole Dispositive Power
-0-

	10.	Shared Dispositive Power
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			-0-

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares				[ ]

13.	Percent of Class Represented by Amount in Row (11)

0.0 percent

14.	Type of Reporting Person

CO.

SEE INSTRUCTIONS BEFORE FILLING OUT

This pre-commencement Schedule TO also constitutes Amendment No. 2 (the “Amendment”) to the Schedule 13D initially filed on May 24, 2004 (as amended prior to the date of this Amendment No. 2, the “Original Schedule 13D”) by Mr. Lorrie Olivier, The Olivier Family Interests Ltd. (formerly known as JMJC Investments, Inc.), Colamer Ltd., The Olivier Family Living Trust and Greencove Holdings (collectively, the “Original Olivier Filing Parties”) with respect to the Common Stock, par value $0.0006 per share, of Transmeridian Exploration, Inc. (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D.

THIS COMBINED SCHEDULE TO AND SCHEDULE 13D (AMENDMENT NO. 2) IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY’S COMMON STOCK OR OTHER COMPANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF THE COMPANY’S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS TO BE DISTRIBUTED TO HOLDERS OF THE ISSUER’S COMMON STOCK. AT THE TIME THE EXPECTED TENDER OFFER IS COMMENCED, MERGER SUB (AS DEFINED BELOW) WILL FILE THESE TENDER OFFER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISSUER WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, THE ISSUER’S STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INFORMATION CONCERNING MR. OLIVIER AND HIS BENEFICIAL OWNERSHIP OF THE ISSUER’S COMMON STOCK AND HIS OTHER POTENTIAL INTERESTS IN THE TRANSACTION DESCRIBED IN THIS SCHEDULE 13D (AMENDMENT NO. 2) MAY BE FOUND IN THE ISSUER’S PROXY STATEMENT FILED WITH THE SEC UNDER SCHEDULE 14A ON APRIL 17, 2007 AND IN SUBSEQUENT AMENDMENTS TO THE OLIVIER FILING PARTIES’ SCHEDULE 13D THAT MAY BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL OF THESE MATERIALS ARE OR WILL BE AVAILABLE FREE OF CHARGE ALSO AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, OR FROM MERGER SUB.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended as follows.

In August 2006, the name of JMJC Investments, Inc. was changed to The Olivier Family Interests Ltd.

Effective with the filing of this Amendment No. 2, this Schedule 13D is also being filed by Trans Meridian International, Inc. (“TMII” and, collectively with the Original Olivier Filing Parties, the “Olivier Filing Parties”). TMII is a corporation organized under the laws of the British Virgin Islands. TMII was organized to act as “Bidco” pursuant to the Joint Tender Agreement described in Items 2 and 4 below. As of the date of this Schedule 13D, Amendment No. 2, all of the outstanding voting securities of TMII are owned by The Olivier Family Interests Ltd. TMII’s principal business address is c/o Transmeridian Exploration Incorporated, 5847 San Felipe, Suite 4300, Houston, Texas 77057. Mr. Lorrie T. Olivier is the President, Secretary and sole Director of TMII. The information relating to Mr. Olivier required by Item 2 of Schedule 13D is set forth in Exhibit A to the Original Schedule 13D, as amended hereby.

During the last five years, neither TMII nor any of the persons listed above affiliated with TMII has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The information with respect to each of the Original Olivier Filing Parties in Exhibit A to the Original Schedule 13D is hereby amended to provide that the address of each of such parties is c/o Transmeridian Exploration Incorporated, 5847 San Felipe, Suite 4300, Houston, Texas 77057.

On December 29, 2007, Mr. Lorrie Olivier entered into a Joint Tender Agreement (the “JTA”) with Liberty Capital International, Inc. (“LCI”) pursuant to which Mr. Olivier and LCI agreed to establish a company (“Bidco”), the equity of which would be owned 50% by Mr. Olivier and 50% by LCI, and to work together to develop jointly a proposal for acquisition of the Issuer by Bidco, to present such proposal to the Special Committee of the Board of Directors of the Issuer established in June 2007 to review acquisition proposals presented to the Issuer, to negotiate any such acquisition with the Special Committee, to determine arrangements for the financing of any such acquisition and otherwise to cooperate in respect thereof. For additional information regarding the JTA and Bidco, see Item 4 of this Amendment No. 2.

None of The Olivier Family Interests Ltd., Colamer Ltd., The Olivier Family Living Trust, Greencove Holdings or TMII is a party to the JTA. However, Mr. Olivier may be deemed to be the beneficial owner of all of the shares of the Company beneficially owned by such entities, and, while the JTA is in effect, Mr. Olivier intends to exercise such beneficial ownership in a manner consistent with the purposes of the JTA. Accordingly, by virtue of Mr. Olivier entering into the JTA with LCI, Mr. Oliver, for himself and the other Olivier Filing Parties, may be deemed to have formed a “group” with LCI within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (“SEC”) Rule 13d-5(b)(1) thereunder. In accordance with SEC Rule 13d-1(k)(2), the Olivier Filing Parties have elected to file their Schedule 13D individually, rather than file a single Schedule 13D with LCI. The Olivier Filing Parties expect that a separate Schedule 13D will be filed by LCI.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplemented as follows.

Subsequent to the filing of Amendment No. 1 to the Olivier Filing Parties’ Schedule 13D, the Olivier Filing Parties have made the following acquisitions of the Issuer’s Common Stock:

Prior Acquisitions by Mr. Olivier:

On February 5, 2007, Mr. Olivier was granted options to purchase an aggregate 350,000 shares of the Issuer’s Common Stock at a per share exercise price of $3.49. One-third of these options have vested, another one-third will vest in August 2008 and the remaining one-third will vest in August 2009. As of the date of this Amendment, none of these options have been exercised.

On April 9, 2007, Mr. Olivier purchased in an open market transaction 95,455 shares of the Issuer’s Common Stock for total consideration of approximately $262,501.25. Such amounts were paid from Mr. Olivier’s personal funds.

On May 11, 2007, Mr. Olivier purchased in an open market transaction 50,000 shares of the Issuer’s Common Stock for total consideration of approximately $112,000.00. Such amounts were paid from Mr. Olivier’s personal funds.

Prior Acquisitions by the Olivier Family Interest Ltd.:

On July 20, 2007, the Olivier Family Interest Ltd. purchased in an open market transaction 11,350 shares of the Issuer’s Common Stock for total consideration of approximately $19,862.50, which amount was paid from the Olivier Family Interest Ltd.’s funds.

Source of Funds Under the JTA

Mr. Olivier expects to obtain the funds necessary to make the equity investments in Bidco required by the JTA from his personal funds and the funds of the other Olivier Filing parties.

The JTA provides that LCI shall source and control all aspects of securing the financing to be made available to Bidco for the acquisition of the public shares of the Issuer, and that Mr. Olivier and LCI shall mutually agree upon any financing arrangements to provide debt financing to Bidco or equity financing in addition to that contributed to Bidco by the parties to the JTA.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and restated to read in its entirety as follows:

On March 16, 2007, the Issuer announced that it planned to review its strategic alternatives for its South Alibek field in Western Kazakhstan, which represents substantially all of the assets of the Issuer. The Issuer announced that the strategic alternatives to be considered would include the sale of a partial or complete interest in the field, a farm-in arrangement or a sale of the Issuer in its entirety. On April 16, 2007, the Issuer announced that it had retained Jefferies Randall & Dewey, a division of Jefferies & Company, Inc., as its financial advisor in connection with the review and on June 18, 2007, the Issuer announced that it received multiple expressions of interest from potential acquirors, had entered into confidentiality agreements with selected parties and had completed its technical evaluation, which it expected to provide to these selected parties. The Issuer also announced that its Board of Directors had formed a Special Committee of the Board (the “Special Committee”) to review acquisition proposals with the Issuer’s financial advisor and ultimately, if appropriate, to make a recommendation to the full Board.

The Issuer subsequently announced that it had scheduled management presentations with potential buyers and scheduled field visits in Europe, and that it expected to receive proposals following the management meetings and field visits. On November 1, 2007, the Issuer announced that it had received final, non-binding bids for the acquisition of the Issuer and that it was in active negotiations with prospective buyers which contemplated reaching an agreement with a preferred buyer for a tender offer for all of the Issuer’s outstanding shares. The Issuer stated in the November 1 announcement that it does not intend to disclose further developments with respect to the negotiations or the sales process unless and until its Board of Directors has made a decision regarding a specific course of action.

From time to time during the Board’s review of strategic alternatives, Mr. Olivier has discussed with the Board and the Special Committee his interest in submitting a bid for the acquisition of the Company in accordance with the procedures established by the Special Committee. On December 31, 2007, TMII, TME Merger Sub, Inc., a wholly owned subsidiary of TMII organized under Delaware law (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that subject to the terms and conditions set forth therein, promptly following satisfaction of the financing condition described below, Merger Sub will commence a tender offer for the purchase of all of the issued and outstanding shares of Common Stock of the Issuer for a price of $3.00 per share of Issuer Common Stock, net to the seller in cash (the “Offer”). Pursuant to the Merger Agreement and subject to the conditions specified therein, in the event Merger Sub accepts for payment and pays for the shares of the Issuer pursuant to the Offer, the Issuer will become a wholly-owned subsidiary of TMII pursuant to a merger (the “Merger”) of Merger Sub with and into the Issuer, with the Issuer as the surviving corporation in the Merger. The Merger Agreement provides that if, pursuant to the Offer, Merger Sub acquires 90% of the outstanding shares of Issuer Common Stock, the Merger will be effected as a “short-form” merger pursuant to Section 253 of the Delaware General Corporation Law. The Issuer has agreed that if the Minimum Condition (as defined below) is satisfied but the shares of Issuer Common Stock accepted for payment and paid for pursuant to the Offer constitute less than 90% of the Issuer’s outstanding Common Stock, the Issuer will convene a special meeting of its stockholders to vote upon the Merger.

Merger Sub’s and TMII’s obligation to commence the Offer is subject to their execution of definitive documentation pursuant to which adequate financing will be made available to them to enable them to consummate the Offer and perform their other obligations under the Merger Agreement. TMII and Merger Sub have undertaken to use their reasonable best efforts to cause the satisfaction of this condition by the earliest practicable date. If Merger Sub and TMII have not entered into such definitive documentation by January 31, 2008, the Issuer may terminate the Merger Agreement. TMII and Merger Sub may terminate the Merger Agreement if they have not entered into such definitive financing documents by February 29, 2008.

The Merger Agreement contains customary representations and warranties between TMII and Merger Sub, on the other hand, and the Issuer, on the other. In addition, the parties also have agreed to certain customary covenants and agreements specified in the Merger Agreement. The obligations of TMII and Merger Sub to accept and pay for tendered shares of Common Stock and consummate the Offer and the Merger are subject to a number of conditions contained in the Merger Agreement, including, but not limited to there having been validly tendered and not withdrawn such number of shares of Issuer Common Stock that would constitute at least a majority of the shares of Issuer Common Stock outstanding immediately prior to the expiration of the Offer (the “Minimum Condition”).

The Merger Agreement contains certain termination rights for both TMII and Merger Sub, on the one hand and the Issuer, on the other, in addition to the right to terminate if the definitive financing documents required by TMII and Merger Sub have not been executed within the time limits contained in the Merger Agreement.

Prior to the execution and delivery of the Merger Agreement, on December 29, 2007, Mr. Olivier entered into the JTA with LCI. The purpose of the JTA is to set forth the basis agreed to by the Parties upon which one or more indications of interest or proposals to acquire the entire equity interest in the Issuer may be made and implemented, together with the 50-50 allocation of the equity in Bidco between Mr. Olivier and LCI.

The JTA does not contain the specific terms of any acquisition proposal. Under the JTA, the structure of any proposed acquisition, including the form of such transaction, whether by merger, tender offer or otherwise, and the offer price in any acquisition proposal, will be determined by the parties, acting through their respective representatives designated in the JTA. The JTA provides that the parties to the JTA, acting through their respective representatives, will determine (a) whether any person other than Mr. Olivier and LCI should have an equity and/or debt investment in Bidco or whether the parties should participate with others in any acquisition proposal to acquire the Issuer, (b) the terms and conditions of any initial proposal letter to the Issuer, including price and other offer terms, (c) the conduct of negotiations and the terms and conditions of any agreements, including any definitive acquisition agreement that may be entered into with the Issuer or other parties relating to the any proposed acquisition, (d) all such matters as are required to prepare any amended proposal letters in respect of a proposed acquisition and (e) how the parties should respond, in their capacities as shareholders of Bidco, to any third party bids or proposals for the acquisition of the issuer, including whether or not to tender securities in the event of a third party tender offer or whether or not to vote to approve any acquisition proposals otherwise brought before the Issuer’s shareholders. The parties to the JTA agree to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, al things necessary or advisable to complete as promptly as reasonably practicable any proposed acquisition and to co-operate with each other in connection therewith.

The JTA provides that the parties shall jointly organize Bidco and shall agree to contribute, or cause to be contributed, to Bidco the funds or financing to support the acquisition process relating to the Issuer. The JTA also provides that save as agreed by their representatives, none of the parties shall transfer, dispose of or otherwise deal in its equity interest in Bidco. The JTA also provides that the parties agree that they shall not, and shall use all reasonable endeavors to procure that the persons acting in concert with them shall not, acquire any securities of the Issuer (or any interest therein) otherwise than through Bidco. Under the JTA, all decisions at the board of directors (or equivalent management level) and shareholder levels of Bidco shall be taken by the unanimous consent of all the directors or the shareholders (as the case may be), unless the parties determine otherwise.

Mr. Olivier organized TMII to act as Bidco under the JTA. TMII and Merger Sub entered into the Merger Agreement in fulfillment of the obligations of the parties under the JTA. At the date of the Schedule 13D (Amendment No. 2), all of the outstanding voting shares of TMII are owned by The Olivier Family Interests Ltd. Upon TMII’s receipt of the proceeds of the financing required to finance the Offer, The Olivier Family Interests Ltd. will transfer 50% of TMII”s voting shares to LCI.

The JTA provides that LCI shall source and control all aspects of securing the financing to be made available to Bidco for the acquisition of the public shares of the Issuer and that the parties shall mutually agree upon any financing arrangements to be entered into to provide debt financing or additional equity for Bidco, whether from third parties or among themselves. Each party further undertakes and agrees in the JTA that it will use its commercially reasonable efforts to ensure that such party, Bidco and, following the closing date of an acquisition, the Issuer will take all such actions as are necessary to ensure compliance with the terms of such financings. The Olivier Filing Parties currently expect that such financing will take the form of a loan secured by payments receivable under a long term oil purchase contract.

The JTA provides that it shall terminate on March 31, 2008 unless a definitive acquisition agreement for the acquisition of the Issuer has been entered into on or before March 31, 2008, in which case it shall not terminate. Each party agrees in the JTA that, unless otherwise agreed to by the other parties, it may not withdraw from the JTA or its participation in a proposed acquisition as provided for therein, or participate or agree to participate in any other bid or proposal to acquire the Issuer with any other person or group, at any time prior to March 31, 2008.

Except as described herein, the Olivier Filing Parties have no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a)-(j), inclusive, of the instructions of Item 4 of Schedule 13D. The Olivier Filing Parties may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Parts (a), (b) and (c) of Item 5 of the Original Schedule 13D are amended and restated to read in their entirety as follows:

(a)-(b) As of the date of this Amendment, Mr. Olivier, as the sole trustee of The Olivier Family Living Trust and through his ownership and/or control of The Olivier Family Interests Ltd., Colamer Ltd. and Greencove Holdings, may be deemed to beneficially own 17,372,225 shares of the Common Stock of the Issuer, or 14.6% of the Issuer’s Common Stock. Of such 17,372,225 shares of Common Stock beneficially owned by Mr. Olivier:

•	10,110,992 shares are owned directly by Mr. Olivier, as trustee of The Olivier Family Living Trust;

•	850,000 shares are issuable upon the exercise of currently exercisable stock options held by Mr. Olivier, as trustee of The Olivier Family Living Trust;

•	1,241,303 shares are issuable upon the conversion of the Issuer’s 15% Senior Redeemable Convertible Preferred Stock held by Mr. Olivier, as trustee of The Olivier Family Living Trust;

•	100,000 shares are issuable upon the exercise of currently exercisable warrants held by Mr. Olivier, as trustee of The Olivier Family Living Trust;

•	3,800,000 shares are held directly by The Olivier Family Interests Ltd.;

•	600,000 shares are held directly by Colamer Ltd.; and

•	670,000 shares are held directly by Greencove Holdings.

The number of shares beneficially owned by each of the Olivier Filing Parties and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. Such percentage beneficial ownership is based on 116,691,750 shares of Common Stock of the Issuer outstanding as of November 2, 2007, as set forth on the cover of the Issuer’s Form 10-Q for the quarter ended September 30, 2007.

To the knowledge of the Olivier Filing Parties, at the date of this Schedule 13D, Amendment No. 2, LCI does not beneficially own any of the Issuer’s Common Stock.

(c) For information with respect to certain acquisitions of the Issuer’s Common Stock by the Olivier Filing Parties, see Item 3. In addition to the transactions reported in Item 3, the following dispositions of Common Stock have been effected subsequent to the filing of Amendment No. 1 to the Olivier Filing Parties Schedule 13D:

(i)

On May 28, 2006, The Olivier Family Interests Ltd. borrowed the sum of $6,563,700 on a non-recourse basis from an unaffiliated lender. On December 4, 2006, The Olivier Family Interests pledged 300,000 shares of the Issuer’s Common Stock as collateral for such loan and on April 20, 2007, an additional 200,000 shares were pledged as collateral. On June 18, 2007, The Olivier Family Interests Ltd. received notice from the lender that as a result of an uncured default on such loan, the lender had foreclosed on such 500,000 shares of the Issuer’s Common Stock. The foreclosure satisfied the obligations of The Olivier Family Interests Ltd. under such loan.

(ii)

On March 5, 2007, The Olivier Family Interests Ltd. borrowed the sum of $2,000,000 on a non-recourse basis from an unaffiliated lender and pledged 1,000,000 shares of the Issuer’s Common Stock pledged as collateral for such loan. On June 28, 2007, The Olivier Family Interests Ltd. received notice from the lender that as a result of an uncured default on such loan, the lender had foreclosed on such 1,000,000 shares of the Issuer’s Common Stock. The foreclosure satisfied the obligations of The Olivier Family Interests Ltd. under such loan.

(iii)

On May 28, 2006, Colamer Ltd. borrowed the sum of $1,512,500 on a non-recourse basis from an unaffiliated lender. On June 25, 2007, Colamer Ltd. pledged 133,700 shares of the Issuer’s Common Stock as collateral for such loan. On October 19, 2007, Colamer Ltd. received notice from the lender that as a result of an uncured default on such loan, the lender had foreclosed on such 133,700 shares of the Issuer’s Common Stock. The foreclosure satisfied the obligations of Colamer Interests Ltd. under such loan.

Except for the transactions reported in this Amendment, no transactions in the Issuer’s Common Stock were effected by Mr. Olivier or any of the other Olivier Filing Parties directly or indirectly during the past 60 days.

(d) Other than as disclosed herein, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by the Olivier Filing Parties and disclosed in this Amendment.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by the addition of the following information:

The information relating to the Merger Agreement set forth in Item 4 of the Schedule 13D, Amendment No. 2, and the information relating to the JTA set forth in Items 2, 3 and 4 of this Schedule 13D, Amendment No. 2, is incorporated in this Item 6 by reference. The summaries of the terms of the Merger Agreement and the JTA set forth in this Schedule 13D, Amendment No. 2 are qualified in their entirety by reference to the complete text of the Merger Agreement and the JTA, which are exhibits to this Schedule 13D, Amendment No. 2.

The Olivier Filing Parties have pledged shares of the Issuer’s Common Stock in the ordinary course of business as collateral for non-recourse loans from unaffiliated lenders. From time to time, the Olivier Filing Parties have pledged additional shares as collateral for such loans and, from time to time, the lenders have returned pledged shares to the Olivier Filing Parties. The loans and pledges provide that if the borrowing Olivier Filing Party fails to repay a loan at maturity, or if an event of default on a loan occurs at an earlier date, the lender may sell the pledged shares to satisfy the unpaid balance of the amount owed under such loan; however, the Olivier Filing Parties would not generally be liable for any deficiency if the pledged shares, or proceeds from the sale thereof, are not sufficient to satisfy in full all amounts owed. Prior to the occurrence of an event of default, the Olivier Filing Parties retain voting power over the pledged shares and the right to receive any dividends or distributions.

Except as disclosed in the Original Schedule 13D or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Olivier Filing Parties or between such persons and any person with respect to any securities of the issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety:

Exhibit	Document

A	Officers and Directors of the Olivier Filing Parties (filed with Amendment No. 1)

B	Agreement Relating to Joint Filing of Schedule 13D (filed herewith)

C	Joint Tender Agreement dated December 29, 2007 between Lorrie Olivier and Liberty Investments, Inc. (filed herewith)

D

Agreement Plan of Merger dated December 31, 2007 among Trans Meridian International, Inc., TME Merger Sub, Inc. and Transmeridian Exploration Incorporated (Incorporated by reference to the Current Report on Form 8-K of Transmeridian Exploration Incorporated filed January 2, 2008)

Signature

          After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2008

Signature:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier

THE OLIVIER FAMILY LIVING TRUST

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Trustee

THE OLIVIER FAMILY INTERESTS LTD.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Secretary/Treasurer

COLAMER LTD.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Managing Partner

GREENCOVE HOLDINGS

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	Managing Partner

TRANS MERIDIAN INTERNATIONAL, INC.

By:	/s/ Lorrie T. Olivier

Name:	Lorrie T. Olivier
Title:	President/Director

Exhibit B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree that a joint statement on Schedule 13D be filed on behalf of all the undersigned with respect to the securities of Transmeridian Exploration Incorporated.

January 3, 2008	Signature:	/s/ Lorrie T. Olivier

	Name:	Lorrie T. Olivier

January 3, 2008	THE OLIVIER FAMILY LIVING TRUST

	By:	/s/ Lorrie T. Olivier

	Name:	Lorrie T. Olivier
	Title:	Trustee

January 3, 2008	THE OLIVIER FAMILY INTERESTS LTD.

	By:	/s/ Lorrie T. Olivier

	Name:	Lorrie T. Olivier
	Title:	Secretary/Treasurer

January 3, 2008	COLAMER LTD.

	By:	/s/ Lorrie T. Olivier

	Name:	Lorrie T. Olivier
	Title:	Managing Partner

January 3, 2008	GREENCOVE HOLDINGS

	By:	/s/ Lorrie T. Olivier

	Name:	Lorrie T. Olivier
	Title:	Managing Partner

January 3, 2008	TRANS MERIDIAN INTERNATIONAL, INC.

	By:	/s/ Lorrie T. Olivier

	Name:	Lorrie T. Olivier
	Title:	President/Director

AGREEMENT

          This Agreement is made this 29 day of December, 2007 by and among:

(1)	Lorrie T. Olivier (“Olivier”), an individual;

(2)	Liberty Capital International, Inc. Ltd.	; and

RECITALS

(A)

WHEREAS, the parties hereto are each shareholders of TransMeridian Exploration Incorporated (the “Company”), a Delaware corporation whose shares are publicly traded in the United States and listed on the American Stock Exchange;

(B)

WHEREAS, each of the parties, as of the date hereof, is the record and beneficial owner of, or otherwise controls the disposition of, the number and type of shares set forth opposite such party’s name on Annex A hereto;

(C)	WHEREAS, Olivier also currently serves as the Chairman of the Board, President and Chief Executive Officer of the Company;

(D)

WHEREAS, the Board of Directors of the Company has formed a Special Committee of the Board (the “Special Committee”), which, acting through its financial advisor, has solicited indications of interest from various third parties to acquire the Company and has established a “data room” for purposes of enabling eligible third parties to carry on due diligence in connection with submitting indications of interest or offers for acquiring the Company; and

(E)

WHEREAS, the parties desire to develop jointly a proposal for the acquisition of the Company to be presented to the Special Committee and desire to set forth the general terms and conditions upon which they will jointly develop such a proposal, negotiate any proposed acquisition with the Special Committee, determine the arrangements for the financing of the same and otherwise cooperate in respect of the foregoing, it being understood and acknowledged that one or more additional persons, mutually agreed upon by the parties, may be invited to participate with the parties in such joint proposal on such terms and conditions as the parties may mutually agree.

          NOW, THEREFORE, the parties, intending to be legally bound hereby, agree as follows:

1.	PURPOSE

1.1

The purpose of this Agreement is to set forth (i) the basis agreed to by the parties upon which one or more indications of interest or proposals to acquire the entire equity interest in the Company may be made and implemented and the manner in which such equity would be allocated on a 50/50 basis among the two parties who are named above. The parties may participate with others in any acquisition proposal to acquire the Company and (ii) the agreement of the parties concerning their response to any third party bids or proposals relating to an acquisition of the Company which may be made to the Special Committee, the Board of Directors or the shareholders of the Company.

	1.2	In this Agreement:

“Actual Purchase Price” means the sum of:

(a)	The purchase price paid to acquire the outstanding equity of the Company pursuant to any proposal and any definitive acquisition agreement entered into for such purpose; and

(b)	Any funds expended to acquire or cancel outstanding options to acquire shares of the Company to the extent not included in (a) above.

          “Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with such other person.

          “Bidco” means a new company intended to be organized for the purpose of effecting any acquisition of the Company. The jurisdiction in which Bidco is formed and the type of entity Bidco is formed as shall be subject to the mutual agreement of the parties.

          “Closing Date” means the earliest of (a) the date all of the outstanding equity of the Company (other than shares held by the parties or by Bidco) is acquired by Bidco and (b) the date that Bidco otherwise obtains control of the Board of Directors of the Company.

          “Company” means TransMeridian Exploration Incorporated, a Delaware corporation.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended, including any rules or regulations promulgated by the SEC thereunder.

          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

          “Proposal Letter” means any letter referred to in clause 2.5.1.

          “Proposed Acquisition” means the possible acquisition of the Company by the parties through Bidco.

          “Representatives” means the representatives appointed by the parties in accordance with clause 2.1.

          “SEC” means the U.S. Securities and Exchange Commission.

2.	REPRESENTATIVES

2.1

The parties hereby designate the following Representatives who shall be responsible for preparing the initial Proposal Letter and supervising and directing or conducting all negotiations, meetings and other contacts by any of the parties with the Special Committee or other potential participants in connection with the Proposed Acquisition, for determining how to respond to any third party bids or proposals to acquire the Company and shall otherwise have the duties provided for below.

Party	Representative

Lorrie T. Olivier	Lorrie T. Olivier
Liberty Capital International Inc.	Merrill Moses

Each party or group of parties may replace its own Representative and appoint successor Representatives, and each Representative may appoint an alternate to act for him generally or specifically in relation to the duties of such Representative.

2.2

The Representatives shall at all times conduct themselves in accordance with applicable requirements of relevant regulatory authorities and may consult with mutually agreed counsel for the purpose of ensuring compliance therewith. The parties agree that, unless subsequently otherwise determined by the parties in accordance with the terms of this Agreement, such counsel shall be Baker & McKenzie LLP.

2.3

The Representatives shall be authorized to act upon the unanimous consent or approval of the Representatives or their alternates in deciding any issue. In the event the Representatives cannot agree upon any matter, such matter shall be referred directly to the parties, who shall confer together and shall mutually agree upon an appropriate resolution of, or method for resolving, the matter.

2.4

The Representatives shall be responsible for making all decisions in respect of, and supervising all other matters relating to, the proposed Acquisition, any third party bids or proposals for the acquisition of the Company and the implementation of all other provisions of this Agreement.

2.5	Without attempting to limit the functions of the Representatives, they shall have the following duties:

2.5.1

determining (a) whether any person other than the initial parties should have an equity and/or debt investment in Bidco or whether the parties should participate with others in any acquisition proposal to acquire the Company, (b) the terms and conditions of the initial Proposal Letter, including price and other offer terms, (c) the conduct of negotiations and the terms and conditions of any agreements, including any definitive acquisition agreement, entered into with the Company or other parties relating to the Proposed Acquisition, (d) all such matters as are required to prepare any amended Proposal Letters in respect of the Proposed Acquisition and (e) how the parties should respond, in their capacities as shareholders, to any third party bids or proposals for the acquisition of the Company, including whether or not to tender securities in the event of a third party tender offer or whether or not to vote to approve any acquisition proposals otherwise brought before the shareholdersl;

2.5.2

ensuring that, in connection with the Proposed Acquisition or any response to a third party bid or proposal to acquire the Company, the parties comply with all applicable legal and regulatory provisions (in all applicable jurisdictions) including, without limitation, the Exchange Act and all other rules and regulations of the SEC and applicable requirements of other relevant regulatory authorities;

2.5.3

approving any revision, amendment, modification or waiver of any precondition, term or condition of any proposal (including an increase in price) or the withdrawal or lapsing of any proposal, whether made by Bidco or jointly with others; and

2.5.4

supervising and controlling the various filings and submissions with governmental bodies and agencies in order to obtain all necessary statutory, governmental and regulatory approvals for the Proposed Acquisition or as may be otherwise required by applicable law, including Section 13(d) of the Exchange Act.

3.	PROPOSAL LETTERS AND PRESENTATION OF PROPOSAL

	3.1	The Representatives will agree upon the form of any Proposal Letter to be delivered to the Special Committee.

3.2

The Representatives shall be responsible for determining the manner, timing and method by which any Proposal Letter and any definitive acquisition agreement will be presented and/or negotiated with the Special Committee and for establishing and co-ordinating the procedures for responding to any requests for information or comment from, or otherwise communicating with, the press or other media and the SEC, as well as determining the content of any such responses or communications.

4.	FINANCING

4.1

The parties shall jointly organize Bidco and agree to contribute, or cause to be contributed, to Bidco the funds or financing to support the acquisition process. Save as agreed by the Representatives, none of the parties shall transfer, dispose of or otherwise deal in its equity interest in Bidco. All decisions at the board of directors (or equivalent management level) and shareholder levels of Bidco shall be taken by the unanimous consent of all the directors or the shareholders (as the case may be), unless the parties determine otherwise.

4.2

LCI shall source and control all the aspects with securing the financing to be made available to Bidco for the acquisition of the public shares of the Company. The parties shall mutually agree upon any financing arrangements to be entered into to provide debt financing or additional equity for Bidco, whether from third parties or among themselves; it being understood that, except as expressly provided herein in respect of expenses, no party shall have any obligation to contribute any further amounts, whether as debt or equity, other than the contributions of securities pursuant to Clause 4.1 above.

Each party further undertakes and agrees that it will use its commercially reasonable efforts to ensure that such party, Bidco and, following the Closing Date, the Company will take all such actions as are necessary to ensure compliance with the terms of such financings.

	4.3	The parties shall ensure that Bidco does not incur any indebtedness or grant any security interests without the prior approval of the Representatives.

5.	STRUCTURE OF PROPOSED ACQUISITION

	5.1	The Representatives shall determine the structure of any Proposed Acquisition, including the form of such transaction, whether by merger, tender offer or otherwise.

5.2

The parties acknowledge that the effect of this Agreement will be that the parties may be “acting in concert” for the purpose of the Exchange Act and which will lead to certain disclosure obligations under the Exchange Act. Accordingly, the parties shall individually each supply promptly to the others any information which may be required in order to comply with provisions of the Exchange Act or any other requirements of the SEC applicable to persons having such relationship. In particular, parties acknowledge that, as a result of this Agreement, they will become subject to Section 16 of the Exchange Act, and, in particular Section 16(b) thereof.

5.3

The parties agree that they shall not, and shall use all reasonable endeavors to procure that the persons acting in concert with them shall not, acquire any securities of the Company (or any interest therein) otherwise than through Bidco. Save as set forth in Annex A hereto, no party owns, directly or indirectly, any interest in, or controls the disposition of, any securities of the Company as of the date hereof.

6.	REGULATORY APPROVALS

6.1

The parties acknowledge that the Proposed Acquisition may be subject to review by relevant regulatory authorities. In this connection, the parties and/or Bidco will be making such filings, if any, as may be required under the HSR Act, as well as taking appropriate action in other applicable jurisdictions.

6.2

The parties agree to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, al things necessary or advisable to complete as promptly as reasonably practicable the Proposed Acquisition and to co-operate with each other in connection with the foregoing. In furtherance of the foregoing, the parties shall use all reasonable efforts to resolve such objections, if any, as may be asserted with respect to the Proposed Acquisition under any applicable law or regulation to enable the Proposed Acquisition to be completed in an expeditious manner.

6.3

Each of the parties shall promptly inform the other of any material communication (written or oral) to or from any regulatory authority regarding the Proposed Acquisition or matters related thereto to the fullest extent permitted by law and applicable regulations. If any party or any Affiliate thereof receives a request for additional information or documentary material from any such regulatory authority with respect to the Proposed Acquisition or matters related thereto, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request.

7.	OFFER PRICE

	7.1	Offer Price

The price to be offered by Bidco in the Proposed Acquisition or by the parties in participation with others in any acquisition proposal for the Company shall be determined by the Representatives.

8.	NO UNAUTHORIZED DISCLOSURE OR USE OF CONFIDENTIAL INFORMATION

8.1

Each party may provide from time to time (or has, prior to the date hereof, provided) the others with confidential or proprietary information relating to itself and to the Proposed Acquisition (the “Confidential Information”). Each party warrants that it has not, and undertakes that it shall not, without the prior written consent of the other parties, disclose (other than to its directors, officers, agents, employees and advisers who are directly concerned with its assessment of the Proposed Acquisition and whose knowledge of the Confidential Information is essential for that purpose and who are bound (by acknowledgment or otherwise) by confidentiality obligations at least as stringent as those set forth herein) or use any Confidential Information for any purpose, other than with the other parties in connection with the evaluation and negotiation of the Proposed Acquisition.

8.2

Any information and analyses concerning the Company and the business of the Company provided by the parties shall be deemed to be included within the Confidential Information, it being acknowledged by the parties, however, that all such information and analyses are subject to confirmation by the parties through their own review and examinations and that no party is making any representation or warranty to the other parties as to the completeness or accuracy of such information or analyses.

8.3

The foregoing restrictions shall not apply (i) to any information which was in the pubic domain prior to disclosure to any of the parties, (ii) to any information which becomes public knowledge after such disclosure other than through breach of this Agreement by a party, or (iii) to any information which a party can show that it received after such disclosure in a legal way from other sources.

8.4

Save as provided in this clause, no party shall make any disclosure or public announcement concerning the Proposed Acquisition or the existence of this Agreement without the prior written consent of the other parties. Where a party reasonably determines that an announcement or disclosure concerning the Proposed Acquisition or Confidential Information is required by law or by a governmental authority or other authority with relevant powers, the announcement or disclosure shall be made after consultation with the other parties after taking into account the other parties’ reasonable requirements as to timing, consent and manner of making or dispatch.

9.	ADVISORS

9.1

The parties acknowledge that Baker & McKenzie LLP has been retained to represent the parties pursuant to the engagement letter, dated August 28, 2007, separately provided to each of the parties. Each of the parties hereby agrees to all of the terms of such engagement letter and further agrees to execute a copy of such engagement letter as contemplated therein and deliver the same to Baker & McKenzie LLP promptly following its execution of this Agreement. The parties further agree that, upon its formation, Bidco shall also promptly execute and deliver a copy of such engagement letter.

9.2

The parties acknowledge that Messier Associés and Amwal Inc. have been retained to advise the parties as strategic advisors and consultants pursuant to the engagement letter, dated 24 July 2007, separately provided to each of the parties. Each of the parties hereby agrees to all of the terms of such engagement letter and further agrees to execute a copy of such engagement letter as contemplated therein and deliver the same to messier Associés Limited on behalf of itself and Amwal Inc. promptly following its execution of this Agreement. The parties further agree that, upon its formation, Bidco shall also promptly execute and deliver a copy of such engagement letter.

10.	ASSIGNMENT

No party shall have the right to assign its rights or obligations under this Agreement to any other person, except Affiliates, without the prior written consent of the other parties. Notwithstanding any assignment permitted under this clause, the assigning party shall continue to be responsible for any obligations under this Agreement so assigned by such party.

11.	NOTICES

All notices, requests or other communications hereunder shall be in writing, clearly marked “Confidential”, and shall be deemed to have been duly delivered if delivered personally or by telecopier or other electronic device or sent by registered or certified mail, postage prepaid, return receipt requested, to the parties at their respective addresses, as follows:

Lorrie Olivier: 99 North Windsail Pl., Woodlands TX, 77381

Tel: 281-433-3722

LCI:	201 Lomas Santa Fe, Solana Beach CA 92075

Tel: 858-720-0123

12.	NO PARTNERSHIP OR AGENCY

Nothing in this Agreement shall be deemed to constitute a partnership between the parties nor constitute any party the agent of another party for any purpose.

13.	EXPENSES

Subject to the obligations of the parties in respect of the engagement letters referred to in clauses 9.1 and 9.2, the parties agree to share, on a 50/50 percent basis all, the costs and expenses incurred by each of them in relation to the transaction. It is understood that all expenses are being incurred on a good faith basis anda re subject to reimbursement from Bidco upon the successful completion of the acquisiton. Each party agrees to assume all the costs it has incurred in the acquisition process should the Proposed Acquisition not be successful.

14.	TERMINATION

14.1

This Agreement shall terminate on March 31, 2008 unless a definitive acquisition agreement for the acquisition of the Company has been entered into on or before March 31, 2008, in which case it shall not terminate. Each party acknowledges and agrees that, unless otherwise agreed to by the other parties, it may not withdraw from this Agreement or its participation in the Proposed Acquisition as provided for herein, or participate or agree to participate in any other bid or proposal to acquire the Company with any other person or group, at any time prior to March 31, 2008.

14.2

Termination of this Agreement shall not affect the parties’ accrued rights and obligations (including the obligation to pay their respective portions of any accrued costs or expenses) at the date of termination.

	14.3	The provisions of clauses 8, 9, 13 and 14 shall survive any termination of this Agreement.

14.4

In the event of the termination of this Agreement pursuant to Clause 14.1 and Bidco has been formed and securities of the Company contributed to Bidco by the parties as contemplated herein, Bidco shall be promptly liquidated and, subject to the payment of any obligations or liabilities of Bidco outstanding at such date or incurred in connection with the liquidation thereof, including any obligations in respect of the engagement letters referred to in clauses 9.1 and 9.2, the remaining assets shall be distributed to the parties, including the securities of the Company initially contributed by the parties.

15.	FURTHER ASSURANCES

15.1

Subject to the provisions of this Agreement, each party shall use its reasonable endeavours to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under any applicable law of a relevant jurisdiction to consummate the Proposed Acquisition and the matters related thereto.

15.2

The parties agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the Proposed Acquisition and the matters related thereto and further agree to discuss in good faith any matters arising in connection therewith.

16.	NO THIRD PARTY RIGHTS

This Agreement is intended solely for the benefit of the parties hereto and their respective Affiliates and is not intended to confer any benefits upon, or create any rights in favor of, any other entity or person.

17.	ENTIRE AGREEMENT; AMENDMENT

17.1

With the exception of any agreement among the parties expressed to be supplemental to this Agreement, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings both oral and written among the parties with respect to the subject matter of this Agreement.

	17.2	This Agreement shall not be amended or modified unless such amendment or modification is set forth in a writing duly executed by the parties.

18.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by the laws of the State of New York. In connection with any action, suit or proceeding arising in connection with this Agreement or any transaction contemplated hereby, the parties each (i) agree that any party may bring a suit, action or other legal proceeding against the other party only in a court of record of the state of New York, including the Federal courts sitting in the State of New York, (ii) consent to the exclusive jurisdiction over it of any such court in any such suit, action or proceeding, (iii) waive any objections it may have to the venue of any such court in any such suit, action or proceeding, and (iv) consent to service of process upon it by any appropriate method under the laws or rules of the jurisdiction in which such suit, action or proceeding is commenced.

19.	INJUNCTION FOR BREACH

If any party shall breach any of its obligations hereunder, including without limitation those relating to maintaining the confidentially of, or the use of, the Confidential Information, in recognition of the irreparable harm that would be incurred by the other parties, any other party shall, in addition to its claim for damages incurred or any other legal remedies available to it, be entitled to an injunction and/or specific performance with respect to any such breach.

IN WITNESS WHEREOF, the parties hereto, individually or by their duly authorized representatives, have executed this Agreement on the date and year first above written.

/s/ Lorrie T. Oliver

Lorrie T. Olivier December 29, 2007

/s/ Merrill Moses

Liberty Capital International, Inc. Merrill Moses, President